EnCana plans to cut about $1 billion from 2008 Alberta investments if royalty panel report adopted in full
EnCana seeking a solution that balances more royalty revenue with maintaining a competitive investment climate
CALGARY, Alberta (September 28, 2007) — EnCana Corporation (TSX, NYSE: ECA) has conducted an evaluation of recommendations contained in the Alberta Royalty Review Panel Report. If adopted in full, the royalty changes will negatively impact EnCana’s future investments and operations in Alberta and will have a widespread impact on economic activity across the province.
If the proposed recommendations are adopted, EnCana plans to cut its 2008 capital investment in Alberta by about $1 billion, or 30 to 40 percent of the $2.5 billion to $3 billion the company has planned for Alberta-based activity. Most of the reductions would be to EnCana’s natural gas activity in areas where the proposed royalty scheme makes those activities uneconomic or uncompetitive in its portfolio. The company plans to reallocate capital to investments outside Alberta.
“If the Royalty Panel’s recommendations are adopted in full, many of Alberta’s new and emerging resource plays will simply not be economically viable. These new plays would have formed the foundation for the future of Alberta’s natural gas production. Even without that future gas production growth, under the recommended changes EnCana’s royalties on Crown lands would effectively double, assuming current gas prices. We will have no choice but to slow down our Alberta-based activity and move investments to other areas in Canada and the U.S. that are more economically attractive. As a further consequence, Alberta natural gas production will continue to fall,” said Randy Eresman, EnCana’s President and Chief Executive Officer.
“We do not want this to happen. This does not need to happen. The consequences would be far reaching. We are open to changes to Alberta’s royalties — changes that reflect the economic realities of volatile commodity prices, higher costs and the appropriate risks and rewards of long-term capital investments. A royalty system can be developed that achieves Alberta’s objectives without so severely damaging the province’s future,” Eresman said.
The proposed changes will have immediate and long-term impacts on working Albertans. The magnitude of the expected capital reductions is the tip of the iceberg. In the short term, these changes would mean extensive job losses across the industry. There will be fewer wells drilled, completed, pipelined, operated and serviced. There will be fewer hotel bookings, vehicle purchases, landowner lease payments, restaurant meals and lower property taxes in the areas where EnCana operates, and that is just about every corner of Alberta, from the smallest towns to the biggest cities. More importantly and over the long term, well-paying, permanent jobs will not materialize across Alberta.
“We would greatly regret seeing these job opportunities evaporate. We are Albertans. We care about the people of Alberta and we hope we won’t have to make these choices,” Eresman stressed.

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EnCana will continue to thrive
“As North America’s largest natural gas producer, we have built an extensive and diverse portfolio of investment opportunities with the flexibility to strategically deploy capital. With a land base of approximately 27 million net acres onshore North America, our depth of inventory means that EnCana will continue to thrive. We will allocate capital across our portfolio in a disciplined and efficient manner. Most importantly, we have developed the expertise and technology required to unlock maximum value from our resource base. Our current projects and emerging opportunities in British Columbia, Saskatchewan, Colorado, Wyoming and Texas offer continued growth potential and strong returns for our shareholders.
“Our province faces a great future, but only if we solve the economic challenges together, in a spirit of co-operation and collaboration. We are confident that innovative, creative and pragmatic solutions can be found. That is our Alberta history. That is our Alberta tradition. We have found those solutions in the past and we believe we can do it again. We look forward to the opportunity,” Eresman said.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements or information in this news release include, but are not limited to: the adoption of the Alberta Royalty Review Panel Report by the Alberta government; the company’s plans to significantly cut its 2008 capital investment in Alberta if the Report is adopted in full; plans and the ability to reallocate capital outside of Alberta; the anticipated impact of the Report recommendations on the company; anticipated continued growth potential outside of Alberta; anticipated strong returns for shareholders; and future economic and operating performance. Readers are cautioned not to place undue reliance on forward-looking statements or information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements or information involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements or information will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements or information. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; changes in environmental and other regulations or the interpretations of such regulations; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements or information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements or information contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

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Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

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